February 20, 2020

Tony Nick
Chief Executive Officer
Clancy Systems International, Inc.
2250 S. Oneida, #308
Denver, Colorado 80224

       Re: Clancy Systems International, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 16, 2019
           Form 10-K/A for the Fiscal Year Ended September 30. 2019 Filed February 19, 2020
           File No. 033-04882-D

Dear Mr. Nick:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology